CANADIAN
OILSANDS
TRUST

02042341

June 28, 2002

SUPPL

VIA COURIER

RECEIVED
JUL 01 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 164

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following document of Canadian Oil Sands Trust, which has been filed with the regulatory authorities in Canada:

- Material Change Report in respect of the Press Release regarding the Administrative Services Arrangement with EnCana Corporation

If you have any questions, please contact me at (403) 290-2522.

Very truly yours,

CANADIAN OIL SANDS INVESTMENTS INC.

Rachel L. Desroches

RACHEL L. DESROCHES
Assistant Secretary

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

dlw 7/5

Encls.

Canadian Oil Sands Investments Inc. • 150 - 9th Avenue S.W., P.O. Box 2850 • Calgary, Alberta, Canada T2P 2S5

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust")
150 - 9th Avenue S.W.
Calgary, Alberta
T2P 2S5

Item 2 Date of Material Change:

June 19, 2002

Item 3 Press Release:

The Trust issued a press release on June 19, 2002 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change:

On June 19, 2002, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), as the managers of the Trust, and EnCana Corporation ("EnCana") agreed to terminate the administrative services agreement between the Trust and EnCana, effective on or before December 31, 2002. The managers of the Trust will continue the marketing services agreement with EnCana, with EnCana continuing to market the Trust's share of crude oil production from the Syncrude project.

Item 5 Full Description of Material Change:

On June 19, 2002, COSII and AOSII (the "Managers"), in their capacity as managers of the Trust, and EnCana agreed to terminate the administrative services agreement between the managers, on behalf of the Trust, and EnCana, effective on or before December 31, 2002. Under the administrative services agreement, EnCana receives a fee for providing the Trust and its Managers with office space and services such as accounting, legal, investor relations, treasury, tax and insurance. The agreement had been in effect since July 2001, following the merger between Athabasca Oil Sands Trust and Canadian Oil Sands Trust. Through a separate agreement, EnCana markets all of the Syncrude Sweet Blend production, which is attributable to the Trust's interest in Syncrude. Under the terms of the agreement reached with between the Managers, on behalf of the Trust, and EnCana, EnCana will continue to provide these marketing services based on commercial terms. No material penalties or compensation will apply to either the Trust or EnCana as a result of the agreement to terminate the

administrative services agreement. The termination of the administrative services agreement is conditional upon approval by certain of the lenders to the Managers and the Trust and by the board of directors of the Managers for the Trust.

The Managers of the Trust plan to have full-time employees providing certain of the services that are currently provided by EnCana pursuant to the administrative services agreement and to have its own leased premises.

As part of the administrative services agreement, EnCana was entitled to nominate two directors to the board of the Managers and other subsidiaries of the Trust. With the termination of the administrative services agreement, EnCana has agreed to discontinue this representation. Accordingly, the number of directors will be reduced to eight directors, seven of whom are independent directors.

Item 6 Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Senior Officer:

Douglas B. Olson, Vice-President & Chief Financial Officer of Canadian Oil Sands Investments Inc., the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 290-2733.

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 26th day of June, 2002.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________
Trudy M. Curran
Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

CANADIAN
OILSANDS
TRUST

NEWS RELEASE –
For immediate release

Canadian Oil Sands Trust and EnCana Corporation agree to end their Administrative Services arrangement.

Calgary, June 19, 2002 — Canadian Oil Sands Trust (the "Trust") today agreed with EnCana Corporation to terminate the Administrative Services Agreement between these two independent public entities, effective by December 31, 2002. The Marketing Services Agreement between these entities will remain in effect, with EnCana continuing to market the Trust's share of crude oil production from the Syncrude project.

Under the Administrative Services Agreement, EnCana received a fee for providing the Trust with office space and services such as accounting, legal, investor relations, treasury, tax and insurance. The agreement had been in effect since July 2001, following the merger between Athabasca Oil Sands Trust and Canadian Oil Sands Trust. Previously, Gulf Canada and PanCanadian Petroleum had provided these services to the Athabasca and Canadian Oil Sands trusts, respectively. Through a separate agreement, EnCana markets all of the Syncrude Sweet Blend production, which is attributable to the Trust's interest in Syncrude, and EnCana will continue to provide marketing services based on commercial terms.

"This new structure will be beneficial to Canadian Oil Sands Trust and EnCana from a cost standpoint, but more importantly, from an internal focus perspective," said Marcel Coutu, President and Chief Executive Officer of the Trust. "Going forward, staff at the Trust will be full-time, dedicated employees who will be able to provide an improved and concentrated focus to all aspects of our business."

The Trust will reorganize its management structure in the next few months to independently steward the Trust and will be relocating its offices before year-end. Following termination of the Administrative Services Agreement, the governance of the Trust will continue under its board of directors. As part of the Administrative Services arrangement, EnCana was entitled to nominate two directors to the board of the Trust. With the move to terminate this arrangement, EnCana has agreed to discontinue this representation. Accordingly, the number of directors will be reduced to seven independent directors.

As the decision to terminate the Administrative Services Agreement was mutual and based on an understanding that it was in the best interests of both parties, no material penalties or compensation will apply to either the Trust or EnCana. The completion of the restructuring is contingent upon approval by certain of the Trust's lenders and by the Trust's board of directors.

-- more --

Canadian Oil Sands Investments Inc.
150 - 9th Avenue S.W., P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.2 million units outstanding, which trade on The Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed savings that will be realized from the termination of the administrative services agreement and the receipt of approvals of the Trust's lenders and its board of directors regarding the termination of the administrative services agreement. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; the ability to secure and retain employees at rates below the rates currently paid to EnCana and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 290-3329
investor_relations@cos-trust.com

Web site: www.cos-trust.com